SNIPP INTERACTIVE INC. EXECUTES AGREEMENT TO ACQUIRE HIP DIGITAL MEDIA INC.

June 1, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announces that it has entered into a merger agreement (the “Merger Agreement”) with HIP Digital Media Inc. (“Hip”), a newly-incorporated subsidiary of Snipp ("Merger Sub") and a representative of Hip's securityholders (the "Sellers") to acquire all of the issued and outstanding securities of Hip (the “Acquisition”).

Hip has built the leading marketing platform that integrates premium digital content such as music, movies, apps and e-books into branded promotions. Hip’s promotions not only deliver increases in sales, but enable marketers to identify their offline shoppers and build long term relationships.

Atul Sabharwal, CEO of Snipp, said, “The acquisition of Hip is advantageous across many dimensions. Its robust rewards solution and technology is very complementary and can easily be bolted onto our receipt-processing and loyalty platforms. Hip’s strengths in sales and marketing complements our own, and instead of two companies chasing down the same set of shopper marketing clients, we now have one company targeting twice as many clients. We also have the benefit of bringing on an experienced team with many years of collective experience in the shopper marketing and promotions space.”

“This acquisition supports our fundamental thesis that there is considerable opportunity for consolidation in the space, and we will continue to seek value-enhancing acquisitions like this one. This acquisition is expected to add to Snipp’s current margins, and could also contribute over C$4MM of profitable revenue in the second half of 2015 and over C$10MM in 2016. Further, nearly two-thirds of the Consideration Shares that are issuable as payment for this transaction are conditional on Hip meeting certain financial targets over the course of the next twelve months, thereby providing our shareholders with significant comfort and protection.”

Baris Karadogan, CEO of Hip, added, “While Snipp’s product suites are complementary to Hip's, their strategy and outlook on the market is almost identical to ours. Together, we are one step closer to achieving our mission of creating a promotional marketing technology platform that is an indispensable option for brands and agencies worldwide to drive sales, measure advertising effectiveness and understand consumer behavior.”

The Acquisition and the Merger Agreement

The Acquisition will occur by way of a US style statutory merger that will result in an amalgamation of Merger Sub with Hip. The target purchase price of the Acquisition is US$8.5 million (the "Target Purchase Price") and will be payable by issuing up to 12,878,788 common shares of Snipp (each, a "Consideration Share") to the Sellers. On the closing date (the "Closing Date"), Snipp will issue 4,636,363 Consideration Shares, being 36% of the maximum number of Consideration Shares payable (based on the 5 day VWAP of US$0.66, being C$0.82 at an exchange rate of US$1/C$1.2465) (the "Closing Payment").

Any future payments by Snipp in the form of Consideration Shares will be subject to Hip meeting certain financial targets as set out in Merger Agreement and will be issuable on a quarterly basis. In addition, the number of Consideration Shares payable to the Sellers may be adjusted after the Closing Date pursuant to the actual cash holdings and net working capital of Hip, any indebtedness, as well as unpaid expenses relating to the Acquisition.

In addition, in order to reward and incentivize certain key employees and service providers of Hip (the "Bonus Grantees"), up to 15% of the Consideration Shares may be issued to the Bonus Grantees as bonus payments, all subject to the terms of a bonus grant agreement.

Further, Snipp, Hip and an advisor of Hip will enter into a settlement agreement (the "Advisory Settlement Agreement") that will provide, among other things, that the C$300,000 owing from Hip to the advisor will be fully satisfied by Snipp issuing to it up to 454,574 of the Consideration Shares that would otherwise be issuable to the Sellers, all on the terms as set forth in the Merger Agreement and the Advisory Settlement Agreement.

Finally, an earn-out payment (the "Earn-Out Payment") may be made to the Sellers based on the financial performance of Hip during the period beginning on the Closing Date and ending on December 31, 2015 (the "Earn-Out Period"). The Merger Agreement provides that Snipp will pay the Sellers, in cash, 50% of every dollar of actual total revenue that is above the forecast target revenue during the Earn-Out Period. No Earn-Out Payment will be made unless actual total revenue is greater than US$8.5 million and there will be no cap on the Earn-Out Payment.

Snipp intends to operate Hip as a wholly-owned subsidiary, while potentially running it as a separate brand. Baris Karadogan will continue as CEO of Hip on an ongoing basis.

Closing of the Acquisition is subject to the final approval of the TSX Venture Exchange, as well as certain other conditions customary for a transaction of this nature. The TSX Venture Exchange granted its conditional approval of the Acquisition and the Merger Agreement on May 20, 2015. The Acquisition is expected to close in early to mid June.

The Acquisition is an "Arm's Length Transaction" and will not result in a "Change of Business" as such terms are defined in the policies of the TSX Venture Exchange.

For more information on the Merger Agreement and the Acquisition, see the Merger Agreement which has been filed on Snipp's SEDAR profile at www.sedar.com.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

About Hip:

Hip Digital is the leader in promotional marketing technology that integrates premium digital content such as music, movies, mobile apps and eBooks into branded promotions that engage consumers, increase sales and provide buyer insight. Hip Digital provides brands and agency partners with customized promotions and rewards that engage consumers' in-store, online and across any mobile device. Unlike display ads and other legacy marketing solutions, Hip Digital uses digital content to make promotions relevant to consumers and impactful to brands. Hip Digital, headquartered in Menlo Park, California, enables brand managers at major consumer companies and agency partners to generate better performance from their advertising and marketing programs. To learn more, visit www.hipdigitalmedia.com or connect with us on www.twitter.com/hipdigitalmedia, www.facebook.com/hipdigitalmedia, or www.linkedin.com/company/hip-digital-media-inc.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Baris Karadogan,

CEO, Hip Digital Media Inc.

650-353-3580 baris@hipdigital.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, weak financial performance of Hip, problems with integrating Hip and Snipp after the Closing Date, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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